China Pharma Holdings, Inc.

Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China

February 6, 2024

Via Edgar

Jessica Dickerson/Jason Drory

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Pharma Holdings, Inc. Registration Statement on Form S-3 Filed January 12, 2024 File No. 333-276481

Dear Ms. Dickerson and Mr. Drory,

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated January 25, 2024 with respect to the Registration Statement on Form S-3 (File No. 333-276481) filed with the SEC on January 12, 2024 by China Pharma Holdings, Inc. (the “Company”). For your convenience, the text of the Staff’s comments are set forth below followed by the Company’s responses in bold. Please note that all references in the responses refer to the relevant revisions in the Amendment No. 1 to the Registration Statement on Form S-3 (the “S-3/A”) filed with the SEC concurrently with the submission of this letter.

Registration Statement on Form S-3 filed January 12, 2024

Prospectus Summary

Intercompany activities between the holding company and our subsidiaries, page 3

1.	Please revise the disclosure in this section to disclose your intentions to distribute earnings, or affirmatively disclose the lack thereof. Please also discuss the tax consequences, if any, of the cash flow transfer between the Company and Helpson through Onny. We remind you of your response letter, dated October 18, 2023, and your proposed disclosure in response to comment 1 in our prior letter dated September 26, 2023.

Response: In response to the Staff’s comment, the Company has added relevant disclosure clarifying that the Company has no intention to distribute earnings and there are no tax consequences from the cash transfer on page 3 of the S-3/A.

Risk Factors, page 4

2.	Please prominently disclose the risk that the Chinese government may intervene or influence your operations at any time and that this could result in a material change in your operations and/or the value of your securities. We remind you of your response letter, dated October 18, 2023, and your proposed disclosure in response to comment 3 in our prior letter dated September 26, 2023.

Response: In response to the Staff’s comment, the Company has added a risk factor titled “The Chinese government may intervene or influence our business or operations at any time. Any such intervention or influence may negatively affect our operation or interfere with our continued listing on a U.S. exchange, and could cause the value of our shares to significantly decline or be worthless, which would materially affect the interest of our stockholders” on page 5 of the S-3/A.

3.	Please disclose any material risks related to arrangements with your distributors regarding payment terms. We remind you of your proposed disclosure on page 51 of the annex to your response letter, dated September 8, 2023, as well as the proposed disclosure in your response letter, dated November 9, 2023, in response to comment 1 in our prior letter dated October 27, 2023.

Response: In response to the Staff’s comment, the Company has added a risk factor titled “We rely on distributors for all of our revenues and failure to maintain relationships with and collect payment from our distributors or to otherwise expand our distribution network would materially and adversely affect our business” on page 7 of the S-3/A.

We thank you for the review and the comments. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Zhilin Li
Zhilin Li
Chief Executive Officer, Interim Chief Financial Officer and President (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

cc:	Elizabeth F. Chen, Pryor Cashman LLP